Exhibit 99.127

Fire & Flower Subsidiary Hifyre Enters into Strategic Agreement with Leading U.S. Analytics Company BDSA

/NOT FOR DISSEMINATION INTHE UNITED STATES OR FOR DISTRIBUTION TO UNITED STATES WIRE SERVICES/

Hifyre IQ™, the leading cannabis digital retail and analytics platform, to become available to the U.S. cannabis market through collaboration with BDSA

TORONTO, March 10, 2021 /CNW/ - Fire & Flower Holdings Corp. (“Fire & Flower” or the “Company”) (TSX: FAF) (OTCQX: FFLWF), a leading cannabis retailer with a proprietary digital retail and data platform, today announced that its wholly-owned indirect subsidiary, Hifyre Inc. (“Hifyre”), has entered into a strategic agreement with BDS Analytics Inc. (“BDSA”) to incorporate Hifyre’s Canadian digital retail and analytics into BDSA’s existing online U.S.-based market research platform. As part of the agreement, BDSA will offer Hifyre IQ™ Canadian cannabis data to its U.S.- based clients and Hifyre™ will be able to provide U.S. data from BDSA to its Canadian clients, allowing both companies to offer enhanced, crossborder data to their respective consumer bases.

Matthew Hollingshead, President of Hifyre, Inc., commented, “A key aspect of Fire & Flower’s growth strategy is to strategically incorporate alternative high-margin revenue streams into our business model in order to drive profitability, while building a leadership role in key cannabis markets around the world. Our Hifyre IQ™ analytics platform has proven successful in Canada as it has presented one of the strongest avenues of high-margin growth for our business and is recognized by licensed cannabis producers, equity research analysts, investment banks, hedge funds and consulting firms as a leading cannabis data platform in the country. Extending this platform into the U.S. is an excellent opportunity to accelerate this revenue stream.”

Hollingshead continued, “Our unique Hifyre IQ™ platform has generated widespread demand from other leading cannabis companies looking to efficiently capture consumer data and meet customer demand. BDSA’s extensive U.S. cannabis database and ability to quickly adapt to changing regulations in the U.S. makes them a prime partner. Through this agreement, both Fire & Flower and BDSA anticipate enlarging our respective consumer bases while supporting each other’s continued growth in the cannabis industry.”

Strategic Agreement Highlights

●	The Hifyre IQ™ Canadian cannabis data platform will be made available for subscription to customers of BDSA through its existing cannabis data products.
●	BDSA’s U.S. cannabis consumer data will be made available for subscription to customers of Hifyre IQ™.
●	Hifyre and BDSA will work collaboratively on the development of additional products and services using data available from Canada and the U.S.

“We are very pleased to be working with Hifyre under this strategic agreement and bringing their leading Canadian cannabis data to our clients in the U.S. who are keen to understand insights from the Canadian market and how they may apply to consumers in the United States,” shared Micah Tapman, Chief Executive Officer of BDSA. “The offering of BDSA’s U.S. data to Hifyre’s Canadian cannabis customers will further expand our presence in the Canadian market.”

About Fire & Flower

Fire & Flower is a leading purpose-built, independent adult-use cannabis retailer focused on the Canadian market and international expansion opportunities. The Company guides consumers through the complex world of cannabis through education-focused, best-in-class retailing while the HifyreTM digital platform connects consumers with cannabis products. The Company’s leadership team combines extensive experience in the cannabis industry with strong capabilities in retail operations.

Fire & Flower is a multi-banner cannabis retail operator that owns and operates the Fire & Flower, Friendly Stranger, Happy Dayz and Hotbox brands.

Fire & Flower Holdings Corp. owns all issued and outstanding shares in Fire & Flower Inc. and Friendly Stranger Holdings Corp., licensed cannabis retailers that own and operate cannabis retail stores in the provinces of Alberta, Saskatchewan, Manitoba and Ontario, and the Yukon territory.

Through the strategic investment of Alimentation Couche-Tard Inc. (owner of Circle K convenience stores), the Company has set its sights on the global expansion as new cannabis markets emerge.

To learn more about Fire & Flower, visit www.fireandflower.com.

About Hifyre

The Hifyre Digital Retail and Analytics Platform is a proprietary ecosystem of products that includes the Spark Perks member program, Hifyre ONE retail software platform and the Hifyre IQ cannabis data and analytics platform.

The Hifyre platform also supports Fire & Flower’s advanced operations and provides a competitive advantage in providing a tailored digital experience and understanding consumer behaviours in the evolving cannabis market.

To learn more about Hifyre, visit www.hifyre.com.

About BDSA

BDSA helps businesses improve revenues, reduce innovation risk, and prioritize market expansion with accurate and actionable cannabis market intelligence, consumer research and advisory services. The company provides a holistic understanding of the cannabis market by generating insights from point-of-sale data, consumer research, and market-wide industry projections. Retailers, manufacturers, brands, wholesalers and investors can now make better strategic decisions that drive profitability, increase revenues and market share, and reduce expenses. BDSA is headquartered in Boulder, Colorado. To learn more please visit www.bdsa.com.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This news release contains certain forward-looking information within the meaning of applicable Canadian securities laws (“forward-looking statements”). All statements other than statements of present or historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “anticipate”, “achieve”, “could”, “believe”, “plan”, “intend”, “objective”, “continuous”, “ongoing”, “estimate”, “outlook”, “expect”, “project” and similar words, including negatives thereof, suggesting future outcomes or that certain events or conditions “may” or “will” occur. These statements are only predictions.

Forward-looking statements are based on the opinions and estimates of management of Fire & Flower at the date the statements are made based on information then available to the Fire & Flower. Various factors and assumptions are applied in drawing conclusions or making the forecasts or projections set out in forward-looking statements, including with respect to the closing of the Transaction on the terms described herein or at all. Forward-looking statements are subject to and involve a number of known and unknown, variables, risks and uncertainties, many of which are beyond the control of Fire & Flower, which may cause Fire & Flower’s actual performance and results to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Such factors, among other things, include: final regulatory and other approvals or consents; fluctuations in general macroeconomic conditions; fluctuations in securities markets; the impact of the COVID-19 pandemic; the ability of the Company to successfully achieve its business objectives and political and social uncertainties.

No assurance can be given that the expectations reflected in forward-looking statements will prove to be correct. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward- looking statements and information contained in this news release. Additional information regarding risks and uncertainties relating to the Company’s business are contained under the heading “Risk Factors” in the Company’s annual information form dated April 29, 2020 and the heading “Risks and Uncertainties” in the management discussion and analysis for the thirteen and thirty-nine weeks ended October 31, 2020 filed on its issuer profile on SEDAR at www.sedar.com.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

SOURCE Fire & Flower Holdings Corp.

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For further information: Investor Relations, investorrelations@fireandflower.com, 1-833-680-4948; Media Relations, media@fireandflower.com, 780-784-8859

CO: Fire & Flower Holdings Corp.

CNW 06:00e 10-MAR-21